May 8, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE: Northern Lights Fund Trust IV (the “Trust”)

File Nos.: 333-204808 and 811-23066

FMC Excelsior Focus Equity ETF (S000074624)

Dear Sir or Madam:

On behalf of the Trust and its series, FMC Excelsior Focus Equity ETF (the “Fund”) attached please find a Preliminary Proxy Statement on Schedule 14A to solicit shareholder approval of a new investment sub-advisory agreement among Vident Advisory, LLC and FMC Manhattan Co. LLC.

If you have any questions or require further information, please contact Ryan Charles at 602-877-7926 or via email at ryan@khc.law.

Sincerely,

/s/ Ryan Charles

Ryan Charles

Principal